UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  August 4, 2009

Commission File Number:  001-34395

China Networks International Holdings Ltd.
(Exact name of registrant as specified in its charter)

China Networks International Holdings Ltd.
(Translation of Registrant’s name into English)

801 Block C, Central International Trade Center
6A Jianguomenwai Avenue
Chaoyang District
Beijing, 100022 PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☒

On July 31, 2009, Michael E. Weksel, the registrant’s Chief Financial Officer tendered his resignation with effect from August 10, 2009.  Mr. Weksel will remain as a director of the registrant.  Mr. Weksel’s resignation is due to his desire to pursue other business opportunities available to him and is not the result of any disagreement or dispute with the registrant.  The registrant has appointed Xin Yan Li, currently the Company’s Financial Controller, as interim Chief Financial Officer with effect from August 10, 2009.

On August 4, 2009, the registrant issued the following press release in connection with this change in management.

FOR IMMEDIATE RELEASE

CHINA NETWORKS’ ANNOUNCES MANAGEMENT CHANGE

NEW YORK, August 4/PRNewswire-FirstCall/ -- China Networks International Holdings Ltd. (OTCBB: CNWHF.OB) (“CNIH”) today reported that its Chief Financial Officer, Michael E. Weksel, has tendered his resignation with effect from August 10, 2009 to pursue other business opportunities.  Mr. Weksel will continue to serve on the Company’s Board of Directors.  Company Chairman Li Shuangqing said, “We thank Michael for his help throughout the merger process and look forward to his continued involvement as a China Networks’ director.”  Mr. Weksel’s resignation is not the result of any dispute or disagreement with CNIH.

Xin Yan Li, currently the Company’s Financial Controller, will serve as CNIH’s interim Chief Financial Officer with effect from August 10, 2009.  Mr. Li served as Financial Controller of China Networks Media, Ltd. from January 2009 until the merger with CNIH, at which time he assumed the role of Financial Controller for the combined entity.  From August 2007 to December 2008, he worked at Terex Corporation as an internal auditor.  Prior to that, he was a financial specialist at Holcim North America Business Services from 2005 to 2007, and worked at Arthur Andersen from 1998 to 2001.  Mr. Li received a B.A. degree in Economics from Renmin University of China in 1998 and an M.B.A from McGill University in 2004. Mr. Li holds a Certificate of Certified Public Accountant from State of Delaware and is a Certified Internal Auditor. Mr. Li is 33 years old and is fluent in English and Mandarin.

About CNIH

CNIH is a provider of broadcast television advertising in the PRC through joint venture arrangements with state-owned television stations.  The Company’s principal executive offices are in Beijing, PRC.  CNIH is the result of a merger between Alyst Acquisition Corp., a SPAC, and China Networks Media, Ltd., which was consummated on or about June 30, 2009.  CNIH is incorporated in the British Virgin Islands.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about CNIH.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of CNIH’s management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. CNIH undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Further Information, please contact:

China Networks International Holdings Ltd.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@gmail.com

SOURCE:  China Networks International Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDING LTD.

By:	/s/ Michael E. Weksel

Name: Michael E. Weksel
Title: Chief Financial Officer

August 4, 2009